United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number   0-28936

Gold Banc Corporation, Inc. Employees’ 401(K) Plan*
(Exact name of registrant as specified in its charter)

                     11301 Nall Avenue, Leawood, Kansas 66211; (913) 451-8050

(Address, including zip code, and telephone number including area code, or registrant’s principal executive offices)

     Interests in the Gold Banc Corporation, Inc. Employees’ 401(K) Plan

(Title of each class of securities covered by this Form)

                                                                     N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:    None

*Effective April 1, 2006, the Gold Banc Corporation, Inc. Employees’ 401(K) Plan was merged into the Marshall & Ilsley Retirement Program.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Gold Banc Corporation, Inc. Employees’ 401(K) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 26, 2006

By:

/s/ Dennis R. Salentine

Dennis R. Salentine

Vice President and Corporate Benefits Manager of
Marshall & Ilsley Corporation (successor to Gold Banc
Corporation, Inc. by merger effective April 1, 2006) and
Plan Administrator